1110 Spring St. Silver Spring, MD 20910 Office: (301) 608-9292 Fax: (301) 608-9291

November 4, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 First Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:                             United Therapeutics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 26, 2009

File No. 000-26301

Dear Mr. Rosenberg:

This letter provides the response of United Therapeutics Corporation (the “Company”) to the comments included in the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated October 15, 2009 in connection with the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 26, 2009 with the Securities and Exchange Commission. We note that this response letter is being supplied to you after the 10-business day deadline initially requested by the Staff, per our discussion with Gus Rodriguez, Accounting Branch Chief. We thank the Staff for granting our request, filed via EDGAR on October 22, 2009, for an extension of the deadline to file the Company’s response to the comments contained in the Staff’s letter until November 4, 2009, in light of the Company’s focus on closing its third quarter accounts and preparing its Quarterly Report on Form 10-Q. We have set forth below each of the Staff’s comments in bold followed by the Company’s responses.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-7

1.              Refer to your response to comment one dated August 21, 2009.  As it appears that you included non-cash amounts of $6.4 million related to construction projects in your 2008 cash flows used in operating and in investing activities, please confirm that you intend to adjust your statements of cash flows to increase your 2008 cash flows used in operating activities and to decrease your 2008 cash flows used in investing activities to remove the effect of these non-cash amounts.  Tell us in what filing you intend to first include the adjusted 2008 statement of cash flows and to include these non-cash amounts in the supplemental disclosures required by paragraph 32 of SFAS 95.

The Company would like to clarify that the $6,391,000 in non-cash activity related to our construction projects was properly excluded from the operating and investing sections of its consolidated statement of cash flows for the year ended December 31, 2008. However, the Company did not provide the supplemental disclosures required by paragraph 32 of SFAS 95. Accordingly, the Company intends to include this supplemental information (as described in our

August 21, 2009 response) in its Annual Report on Form 10-K for the year ending December 31, 2009.

2. Summary of Significant Accounting Policies
Revenue Recognition
Remodulin Sale, F-13

2.              Please refer to your response to comment one dated September 1, 2009 where you indicate that there is no journal entry required with respect to products damaged during shipment and known to the Company during the period of sale.  As it would appear that damaged inventory is not saleable, please clarify how you recognize the cost of the damaged inventory in your financial statements and in what period these costs are recognized.  Further, please refer to your disclosure on page 73; “As such, reserves for exchange rights are not recognized in the period of sale, unless product expiration or damage occurs during shipment and are known to us.”  It appears to us based on your response that the reason you do not record reserves for exchange rights is because you estimate exchanges to be immaterial. Please revise your disclosure accordingly to clarify.

The Company recognizes costs associated with products that are damaged during shipment and known to the Company during the period of sale in the same period associated revenues are recognized. Specifically, cost of sales associated with such revenues will include costs of: (i) undamaged product; (ii) damaged product and (iii) exchanged product.

With respect to the Company’s disclosure cited by the Staff on page 73, the Company intends to revise and clarify the disclosure beginning in its Annual Report on Form 10-K for the year ended December 31, 2009 as follows (revision to the original text is denoted in italics):

“The shelf life of Remodulin is 2.5 years from the date of its manufacture; accordingly, an exchange for expired vials generally occurs months after a vial is sold. The financial effects of this exchange right have been immaterial and we expect the historic volume of exchanges to remain consistent in the future. Obsolescence due to dating expiration has historically been minimal given the fast pace at which our products move through the distribution channel. Specifically, product exchanges have comprised substantially less than 1% of the volume of vials that we sell. Because historical and anticipated future returns associated with exchange rights for Remodulin have been, and are expected to be, immaterial, the Company does not record a reserve for estimated exchange rights in the period of sale.”

Notes to the Consolidated Financial Statements
15. License Agreements
Eli Lilly and Company, Page F-46

3.              In your response to comment two dated August 21, 2009 you indicated that you considered a blockage discount to apply to the shares issued to Lilly of 10%.  Please tell us how applying this discount complies with paragraph 27 of SFAS 157.

We acknowledge the guidance cited by the Staff under paragraph 27 of SFAS 157, which prohibits the adjustment of the quoted price based on a blockage discount. While the Company considered the application of a blockage discount to value the shares issued Lilly, the overriding basis for the adjustment to the quoted price of our common stock was the fact that the stock certificates issued to Lilly included restrictions on the transfer and resale of the shares as specified on each of the stock certificates’ legend. Accordingly, we do not believe that a market participant would consider the quoted price for our common stock absent any transfer restrictions equivalent to the fair value of such shares that are not readily transferrable. We believe this approach complies with the guidance provided under SFAS 157, paragraph A29 (Example 8—Restriction of Sale of Security), which states: “The reporting entity holds a security of an issuer for which sale is legally restricted for a specified period. (For example, such a restriction could limit sale to qualifying investors, as may be the case under Rule 144 or similar rules of the Securities and Exchange Commission.) The restriction is specific to (an attribute of) the security and, therefore, would transfer to market participants. In that case, the fair value of the security would be based on the quoted price for an otherwise identical unrestricted security of the same issuer that trades in a public market, adjusted to reflect the effect of the restriction. The adjustment would reflect the amount market participants would demand because of the risk related to the inability to access a public market for the security for the specified period.” In this regard, the Company and Lilly negotiated an adjustment to the quoted price of the Company’s common stock to account for the risks imposed by the transfer restrictions to which the shares were subject based on an arms-length negotiation in an orderly transaction. Based on the guidance included within, Institutional Investor Study Report for the Securities and Exchange Commission, Chapter XIV, Section E.8., “Discounts Involved in Purchases of Common Stock,” the Company noted that the range of discounts attributed to stock issued with restrictions for companies that were publicly listed and had significant sales (in excess of $100 million) was approximately 10% to 40%. The Company believes that using a discount of 10% was reasonable as it represented the low end of possible outcomes and was separately negotiated in an arm’s length transaction with Lilly.

In connection with this response, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Please do not hesitate to contact the undersigned at (301) 608-9292 ext. 1729, or Stephen I. Glover of Gibson, Dunn & Crutcher LLP at (202) 955-8593 with any questions.

Sincerely,

/s/ JOHN M. FERRARI
John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation